EXHIBIT 12a

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Years Ended

	December 31,

	2008	2007	2006	2005	2004

	(Millions, except Ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$1,711	$1,590	$878	$752	$594
Fixed Charges	197	193	190	197	198
Capitalized Interest	(31)	(23)	(30)	(89)	(107)
Preferred Stock Dividend Requirements	—	—	—	—	—

Total Earnings	$1,877	$1,760	$1,038	$860	$685

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$195	$192	$189	$195	$197
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—

Interest Factor in Rentals	2	1	1	2	1

Total Fixed Charges	$197	$193	$190	$197	$198

Ratio of Earnings to Fixed Charges	9.53	9.12	5.46	4.37	3.46

(A)

The term “earnings” shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.